                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-l
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       COMPUTER MANAGEMENT SCIENCES, INC.
     -----------------------------------------------------------------------
                            (Name of Subject Company)

                           TheBetterPlan ("TBP"), Inc.
                     COMPUTER ASSOCIATES INTERNATIONAL, INC.
     -----------------------------------------------------------------------
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    205213101
     -----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  SANJAY KUMAR
                           TheBetterPlan ("TBP"), Inc.
                   C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ONE COMPUTER ASSOCIATES PLAZA
                          ISLANDIA, NEW YORK 11788-7000
                            TELEPHONE: (516) 342-5224
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
     -----------------------------------------------------------------------
                                February 5, 1999
     -----------------------------------------------------------------------
                          (Date of Event Which Requires
                        Filing Statement on Schedule 13D)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
$410,033,512                                                    $82,007

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 14,644,054 shares of common stock, par value $.01 per share (the "Shares"), at a price per Share of $28 in cash. Such number of Shares represents all of the Shares outstanding as of February 5, 1999.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.

Form or Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

--------------------------------------------------------------------------------

                               Page 1 of __ Pages

                         Exhibit Index begins on Page __

                                  14D-1 and 13D
CUSIP No.  205213101                                          Page 2 of __ Pages


1)        Name of Reporting Persons:  TheBetterPlan ("TBP"), Inc.
          S.S. or I.R.S. Identification Nos. of Above Person:  pending
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions).
          [  ]  (a)
          [  ]  (b)
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Sources of Funds (See Instructions).  AF, WC, BK
--------------------------------------------------------------------------------
5)        [  ]  Check if Disclosure of Legal Proceedings is Required pursuant to
          Items 2(e) or 2(f).
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization.
          Florida
--------------------------------------------------------------------------------
7)        Aggregate Amount Beneficially Owned by Each Reporting Person.
          5,036,622*
--------------------------------------------------------------------------------
8)        [X]  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.
--------------------------------------------------------------------------------
9)        Percent of Class Represented by Amount in Row 7.
          Approximately 34.4% as of February 5, 1999*
--------------------------------------------------------------------------------
10)       Type of Reporting Person (See Instructions).
          CO

                                  14D-1 and 13D
CUSIP No.  205213101                                          Page 3 of __ Pages

1)        Name of Reporting Persons:  Computer Associates International, Inc.
          S.S. or I.R.S. Identification Nos. of Above Person:  13-2857434
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions).

          [  ]   (a)
          [  ]   (b)
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Sources of Funds (See Instructions).  AF, WC, BK
--------------------------------------------------------------------------------
5)        [  ]  Check if Disclosure of Legal Proceedings is Required pursuant to
          Items 2(e) or 2(f).
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization.
          Delaware
--------------------------------------------------------------------------------
7)        Aggregate Amount Beneficially Owned by Each Reporting Person.
          5,036,622*
--------------------------------------------------------------------------------
8)        [X]  Check if the Aggregate Amount in Row 7 Excludes Certain Shares.
--------------------------------------------------------------------------------
9)        Percent of Class Represented by Amount in Row 7.
          Approximately 34.4% as of February 5, 1999*
--------------------------------------------------------------------------------
10)       Type of Reporting Person (See Instructions).
          CO

-------------------------


   * On February 5, 1999, TheBetterPlan ("TBP"), Inc. ("Merger Subsidiary"), a wholly owned subsidiary of Computer Associates International, Inc. ("Computer Associates"), entered into a Stockholder Option Agreement, dated as of February 5, 1999 (the "Stockholder Option Agreement"), with certain stockholders of the Company (as hereinafter defined) (collectively, the "Principal Stockholders"), pursuant to which the Principal Stockholders each granted the Merger Subsidiary an irrevocable option, subject to certain conditions (the "Option"), to purchase for a price of $28 per share (subject to the adjustments specified therein), or to cause to be tendered pursuant to the tender offer described in this Statement (the "Offer"), all the shares of common stock, par value $0.01 per share (the "Shares"), of Computer Management Sciences, Inc. (the "Company") owned by them (representing an aggregate of 5,036,622, or approximately 34.4% of the Shares outstanding as of February 5, 1999) (the "Optioned Shares"), and an additional 576,792 shares issuable to certain of the Principal Stockholders upon exercise of employee stock options. Merger Subsidiary's option to purchase the Optioned Shares is reflected in Rows 7 and 9 of each of the tables above. Subject to certain conditions, including the consummation of the Offer, the Option is exercisable by the Merger Subsidiary at any time or from time to time, from February 5, 1999 until the 30th business day after the termination of the Merger Agreement in accordance with its terms. Pursuant to the Stockholder Option Agreement, each Principal Stockholder has granted a proxy to the Merger Subsidiary as such Principal Stockholder's attorney-in-fact and proxy, with full power of substitution, to vote or consent such Principal Stockholder's Optioned Shares in favor of the Merger. The Stockholder Option Agreement is described more fully in Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase dated February 9, 1999 (the "Offer to Purchase").

         This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Merger Subsidiary (defined below) and Computer Associates (defined below) of beneficial ownership of the Optioned Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Computer Management Sciences, Inc., a Florida corporation (the "Company"), and the address of its principal executive offices is 8133 Baymeadows Way, Jacksonville, Florida 32256.

                  (b) This Statement on Schedule 14D-1 relates to the offer by Merger Subsidiary (defined below) to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at $28 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

                  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(d) and (g) This Statement on Schedule 14D-1 is filed by TheBetterPlan ("TBP"), Inc. ("Merger Subsidiary"), a Florida corporation, and Computer Associates International, Inc. ("Computer Associates"), a Delaware corporation. Merger Subsidiary is a wholly-owned subsidiary of Computer Associates. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and Computer Associates is set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and Computer Associates are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

                  (e) and (f) None of Merger Subsidiary, Computer Associates or, to the best knowledge of such corporations, any of the persons listed on
Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH
         THE SUBJECT COMPANY.

                  (a) and (b) The information set forth in (i) the Introduction,
Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") and Schedule I to the Offer to Purchase, (ii) the Agreement and Plan of Merger, dated as of February 5, 1999 (the "Merger Agreement"), among the Company, Computer Associates and Merger Subsidiary, a copy of which is attached as Exhibit (c)(1) hereto, (iii) the Stockholder Option Agreement, dated as of February 5, 1999 (the "Stockholder Option Agreement"), among the Merger Subsidiary and the stockholders of the Company named therein, a copy of which is attached as Exhibit (c)(2) hereto, (iv) the Confidentiality Agreement, dated January 7, 1999 (the "Confidentiality Agreement"), between Computer Associates and the Company, a copy of which is attached as Exhibit (c)(3) hereto, (v) the Consulting and Non-Compete Agreement dated as of February 5, 1999 (the "Davis Consulting Agreement") between the Company and Jerry W. Davis, a copy of which is attached as Exhibit (c)(4) hereto, and (vi) the Consulting and Non-Compete Agreement dated as of February 5, 1999 (the "Weight Consulting Agreement") between the Company and Anthony V. Weight, a copy of which is attached hereto as Exhibit (c)(5), respectively, is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

                  (c) Not applicable.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
         OF THE BIDDER.

                  (a)-(e) The information set forth in the Introduction and
Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

                  (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations, Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) and (b) The information set forth in (i) the Introduction,
Section 8 ("Certain Information Concerning the Merger Subsidiary and Computer Associates"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights"), Schedule I of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Stockholder Option Agreement, respectively, is incorporated herein by reference.

ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
         SHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates"),
Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase, (ii) the Merger Agreement, (iii) the Stockholder Option Agreement, (iv) the Confidentiality Agreement, (v) the Davis Consulting Agreement and (vi) the Weight Consulting Agreement, respectively, is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The information set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and Computer Associates") of the Offer to Purchase, and such information and the consolidated financial statements of Computer Associates in Computer Associates' Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and Quarterly Report for the nine months ended December 31, 1998, respectively, are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

                  (a) The information set forth in Section 11 ("Purpose of the Offer; Merger Agreement; Stockholder Option Agreement; Consulting and Non-Compete Agreements; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

                  (b)-(d) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

                  (e)      None.

                  (f) The information set forth in (i) the Offer to Purchase,
(ii) the Letter of Transmittal, (iii) the Merger Agreement, (iv) the Stockholder Option Agreement, (v) the Confidentiality Agreement, (vi) the Davis Consulting Agreement and (vii) the Weight Consulting Agreement, respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)            Offer to Purchase dated February 9, 1999.

(a)(2)            Form of Letter of Transmittal.

(a)(3)            Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)            Text of press release issued by Computer Associates dated
                  February 8, 1999.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)            Form of summary advertisement dated February 9, 1999.

(b)(1) $1,500,000,000 Amended and Restated Credit Agreement, dated as of June 30, 1997 (previously filed as an exhibit to Computer Associates' 10-Q for the three months ended June 30, 1997 (File No. 001-09247) and incorporated herein by reference).

(b)(2) $1,100,000,000 Credit Agreement, dated as of June 30, 1997 (previously filed as an exhibit to Computer Associates' 10-Q for the three months ended June 30, 1997 (File No. 001-09247) and incorporated herein by reference).

(c)(1) Agreement and Plan of Merger, dated as of February 5, 1999, among the Company, Computer Associates and Merger Subsidiary.

(c)(2) Stockholder Option Agreement, dated as of February 5, 1999, among Merger Subsidiary and the stockholders of the Company named therein.

(c)(3) Confidentiality Agreement, dated January 7, 1999, between Computer Associates and the Company.

(c)(4) Consulting and Non-Compete Agreement, dated as of February 5, 1999, between the Company and Jerry W. Davis.

(c)(5) Consulting and Non-Compete Agreement, dated as of February 5, 1999, between the Company and Anthony V. Weight.

(d)               None.

(e)               Not applicable.

(f)               None.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999



                           TheBetterPlan ("TBP"), Inc.


                           By/S/ IRA H. ZAR
                             ---------------------------------------------------
                            Name:      Ira H. Zar
                            Title:     President and Assistant Treasurer


                           COMPUTER ASSOCIATES INTERNATIONAL, INC.


                           By/S/ IRA H. ZAR
                             ---------------------------------------------------
                            Name:      Ira H. Zar
                            Title:     Senior Vice President-Finance and
                                       Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number       Exhibit Name
------       ------------

(a)(1)       Offer to Purchase dated February 9, 1999.

(a)(2)       Form of Letter of Transmittal.

(a)(3)       Form of Notice of Guaranteed Delivery.

(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(5)       Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

(a)(6)       Text of press release issued by Computer Associates dated February
             8, 1999.

(a)(7)       Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

(a)(8)       Form of summary advertisement dated February 9, 1999.

(b)(1)       $1,500,000,000 Amended and Restated Credit Agreement, dated as of
             June 30, 1997 (previously filed as an exhibit to Computer
             Associates' 10-Q for the three months ended June 30, 1997 (File No.
             001-09247) and incorporated herein by reference).

(b)(2)       $1,100,000,000 Credit Agreement, dated as of June 30, 1997
             (previously filed as an exhibit to Computer Associates'
             10-Q for the three months ended June 30, 1996 (File No.
             001-09247) and incorporated herein by reference).

(c)(1) Agreement and Plan of Merger, dated as of February 5, 1999 among the Company, Computer Associates and Merger Subsidiary.

(c)(2)       Stockholder Option Agreement, dated as of February 5,
             1999, among Merger Subsidiary and the stockholders of the Company named therein.

(c)(3)       Confidentiality Agreement, dated January 7, 1999, between Computer
             Associates and the Company.

(c)(4) Consulting and Non-Compete Agreement, dated as of February 5, 1999, between the Company and Jerry W. Davis.

(c)(5) Consulting and Non-Compete Agreement, dated as of February 5, 1999, between the Company and Anthony V. Weight.

(d)          None.

(e)          Not applicable.




(f)          None.